BANCO  ITAÚ  HOLDING  FINANCEIRA  S.A.

CNPJ. 60.872.504/0001-23	NIRE. 35300010230

A Publicly Listed Company

MEETING OF THE BOARD OF DIRECTORS

OF MAY 7, 2007

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on May 7, 2007, at 2:30 p.m., met at the company’s head office and under the chairmanship of Dr. Olavo Egydio Setubal, for the purpose of being notified of the activities of Disclosure and Insider Trading Committee and Audit Committee, as well as examining the financial statements for the first quarter of 2007.

Opening the meeting’s agenda, the Director Dr. Roberto Teixeira da Costa apprised the other board directors present of the principal matters discussed at the meeting of the Disclosure and Insider Trading Committee, held on May 4, 2007.

Subsequently, the Director Dr. Carlos da Camara Pestana, as President of the Audit Committee, reported on the work carried out and the principal events characterizing the activities of the Audit Committee for the period.

Subsequently, Dr. Roberto Egydio Setubal, President and Vice President of the Board of Directors, spoke at length with respect to the financial statements for the first quarter of 2007, receiving unqualified opinions from both the Fiscal Council and the Independent Auditors.

After analysis of the said documentation, the Directors unanimously approved the aforementioned financial statements, authorizing their disclosure via release through the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Brazilian Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (the United States Securities and Exchange Commission), the NYSE – (New York Stock Exchange) and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, May 7, 2007. (signed) Olavo Egydio Setubal - Chairman; Alfredo Egydio Arruda Villela Filho, José Carlos Moraes Abreu and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Pérsio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer